Exhibit 99.1

FOR IMMEDIATE RELEASE

Investor Contact
Adaptec, Inc.
Investor Relations Desk
Investor_Relations@adaptec.com
(408) 957 – 7811

Adaptec Reports Third Quarter Results for Fiscal 2010

MILPITAS, Calif. – (BUSINESS WIRE) – January 29, 2010 – Adaptec, Inc. (NASDAQ: ADPT), today reported its results for the third quarter of fiscal 2010, which ended on January 1, 2010.

Financial Highlights for Third Quarter of Fiscal 2010

- Total net revenues of $16.9 million
- GAAP gross margins of 44%; non-GAAP gross margins of 51%
- GAAP net loss per share of $(0.06); non-GAAP net loss per share of $(0.01)
- Ended the quarter with $380.4 million in combined cash, cash equivalents and marketable securities

Financial Results

Net revenues for the Company's third quarter of fiscal 2010 were $16.9 million, compared with $28.2 million for the third quarter of fiscal 2009. Gross margins, computed on a generally accepted accounting principles (GAAP) basis, were 44% for the third quarter of fiscal 2010, compared with 40% for the third quarter of fiscal 2009. Non-GAAP gross margins for the third quarter of fiscal 2010 were 51%, compared with 44% for the third quarter of fiscal 2009.

The Company's GAAP loss from continuing operations, net of taxes, for the third quarter of fiscal 2010 was $(7.5) million, or $(0.06) per share, compared with GAAP income from continuing operations, net of taxes, of $0.1 million, or $0.00 per share, for the third quarter of fiscal 2009. GAAP net loss for the third quarter of fiscal 2010 was $(7.3) million, or $(0.06) per share, compared with $(1.3) million, or $(0.01) per share, for the third quarter of fiscal 2009. GAAP loss from continuing operations, net of taxes, and net loss for the third quarter of fiscal 2010 included the following:

- Guaranteed cash payments of $0.7 million in connection with the Separation Agreement and Consulting Service Agreement entered into with its former Chief Executive Officer;
- Additional costs of $0.5 million of professional fees related to our response to the consent solicitation and potential payment of a requested expense reimbursement of $0.7 million related to

professional fees that Steel Partners, Steel Partners Holdings L.P., Steel Partners LLC, Steel Partners II GP LLC, Warren Lichtenstein, Jack L. Howard, and John J. Quicke incurred for the consent solicitation;

- Stock-based compensation expense of $2.9 million;

- Restructuring charges of $1.0 million related to a management approved plan to better align operating costs with the continued decline in net revenues; and,

- Other income included $0.9 million received from a class action settlement and $0.4 million gain from sale of an investment.

Non-GAAP loss from continuing operations, net of taxes, for the third quarter of fiscal 2010 was $(1.0) million, or $(0.01) per share, compared with non-GAAP income from continuing operations, net of taxes, of $0.1 million, or $0.00 per share, for the third quarter of fiscal 2009. Non-GAAP net loss for the third quarter of fiscal 2010 was $(1.0) million, or $(0.01) per share, compared with $(0.1) million, or $(0.00) per share, for the third quarter of fiscal 2009.

Non-GAAP Financial Information

The non-GAAP results for all periods presented differ from results measured under GAAP as they exclude stock-based compensation expense, expense associated with the management liquidation pool established in connection with the Aristos Logic Corporation transaction, amortization of acquisition-related intangible assets, restructuring charges (credits), gain on extinguishment of debt, tax differences due to GAAP versus non-GAAP measurements and certain items related to discontinued operations. A complete reconciliation between GAAP and non-GAAP information referred to in this release is provided in the attached tables at the end of this press release in the section "Use of Non-GAAP Financial Measures."

About Adaptec

Adaptec, Inc. (NASDAQ: ADPT) provides innovative data center I/O solutions that protect, accelerate, optimize, and condition data in today's most demanding data center environments. Adaptec products are used in IT environments ranging from traditional enterprise environments to fast growing, on-demand cloud computing data centers. The company's products enable data center managers, channel partners and OEMs to deploy best-in-class storage solutions to meet their customers' evolving IT and business requirements. Around the world, leading corporations, government organizations, and medium and small businesses trust Adaptec technology. More information is available at www.adaptec.com, on its blog, storageadvisors.adaptec.com, and at adaptec.com/facebook and twitter.com/Adaptec_Inc.

Safe Harbor Statement

This news release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Forward-looking statements such as "will," "believe," "are projected to be" and similar expressions are statements regarding future events or the future performance of Adaptec, and include statements regarding projected operating results. These forward-looking statements are based on current expectations, forecasts and assumptions and involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. These risks include, but are not limited to: general economic conditions; successful completion of a sale or disposition of our assets or business operations; revenue received from our current operations; declines in consumer spending; failure to achieve our operational objectives; ability to reduce our operating costs; support from the contract manufacturers to which we have outsourced manufacturing, assembly and packaging of our products; ability to launch new products and potential failure of anticipated long-term benefits from new products to materialize; difficulty in forecasting the volume and timing of customer orders; reduced demand in the server, network storage and desktop computer markets; our target markets' failure to accept, or delay in accepting, network storage and other advanced storage solutions, including our MaxIQ SSD Cache Performance Solution, SCSI, SAS, SATA and iSCSI lines of products; the performance of our products; decline in consumer acceptance of our current products; the timing and volume of orders by OEM customers for storage products; our ability to control and manage costs associated with the delivery of new products; and the adverse effects of the intense competition we face in our business. For a more complete discussion of risks related to our business, reference is made to the section titled "Risk Factors" included in our Quarterly Report on Form 10-Q for the quarter ended October 2, 2009 on file with the Securities and Exchange Commission. Except as required by law, we assume no obligation to update any forward-looking information that is included in this release.

Adaptec is a registered trademark and Unified Serial is a trademark in the United States and other countries. Other company names are trademarks or registered trademarks of their respective owners. Adaptec disclaims any and all rights in these trademarks.

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Adaptec, Inc.
GAAP Condensed Consolidated Statements of Operations
(unaudited)

		Three-Month Period Ended			Nine-Month Period Ended	
		January 1, 2010	October 2, 2009	December 28, 2008	January 1, 2010	December 28, 2008
		(in thousands, except per share amounts)				
Net revenues	$	16,909 $	18,442 $	28,205 $	57,089 $	91,363
Cost of revenues		9,441	10,279	17,062	31,355	52,209
Gross profit		7,468	8,163	11,143	25,734	39,154
Operating expenses:						
Research and development		6,972	7,195	7,781	21,721	18,547
Selling, marketing and administrative		10,149	7,926	9,388	24,710	27,638
Amortization of acquisition-related intangible assets		325	325	325	975	433
Restructuring charges (credits)		962	(92)	930	1,019	4,169
Total operating expenses		18,408	15,354	18,424	48,425	50,787
Loss from continuing operations		(10,940)	(7,191)	(7,281)	(22,691)	(11,633)
Interest and other income, net		3,586	2,364	3,574	8,597	15,078
Interest expense		--	(1)	(142)	(5)	(1,459)
Income (loss) from continuing operations before income taxes		(7,354)	(4,828)	(3,849)	(14,099)	1,986
Benefit from (provision for) income taxes		(140)	737	3,939	2,668	1,369
Income (loss) from continuing operations, net of taxes		(7,494)	(4,091)	90	(11,431)	3,355
Discontinued operations:						
Loss from discontinued operations, net of taxes		--	--	(207)	--	(941)
Gain (loss) on disposal of discontinued operations, net of taxes		212	318	(1,189)	970	4,605
Income (loss) from discontinued operations, net of taxes		212	318	(1,396)	970	3,664
Net income (loss)	$	(7,282) $	(3,773) $	(1,306) $	(10,461) $	7,019
Income (loss) per common share:						
Basic						
Continuing operations	$	(0.06) $	(0.03) $	0.00 $	(0.10) $	0.03
Discontinued operations	$	0.00 $	0.00 $	(0.01) $	0.01 $	0.03
Net income (loss)	$	(0.06) $	(0.03) $	(0.01) $	(0.09) $	0.06
Diluted						
Continuing operations	$	(0.06) $	(0.03) $	0.00 $	(0.10) $	0.02
Discontinued operations	$	0.00 $	0.00 $	(0.01) $	0.01 $	0.03
Net income (loss)	$	(0.06) $	(0.03) $	(0.01) $	(0.09) $	0.05
Shares used in computing income (loss) per share:						
Basic		119,137	118,961	120,231	119,127	119,702
Diluted		119,137	118,961	120,473	119,127	132,765

Use of Non-GAAP Financial Measures

To supplement its condensed consolidated financial statements in accordance with generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude certain expenses, gains and losses. The Company believes that the use of non-GAAP financial measures provides useful information to investors to gain an overall understanding of its current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding certain expenses, gains and losses that the Company believes are not indicative of its core operating results. In addition, non-GAAP financial measures are used by management for budgeting and forecasting as well as subsequently measuring the Company's performance, and the Company believes that it is providing investors with financial measures that most closely align to its internal measurement processes. The Company also believes, based on feedback provided to the Company during its earnings calls' Q&A sessions and discussions with the investment community, that the non-GAAP financial measures it provides enhance the ability of the investment community to review the Company's results and projections.

The non-GAAP financial information is presented using consistent methodology from quarter-to-quarter and year-to-year. These measures should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. The non-GAAP financial measures presented by the Company may be different than the non-GAAP financial measures presented by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. The Company believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with the Company's results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company's results of operations in conjunction with the corresponding GAAP financial measures.

The Company excludes the following expenses, gains and losses from its non-GAAP financial measures, when applicable:

Stock-based compensation expense: Stock-based compensation expense is associated with stock awards, such as stock options, restricted stock awards and restricted stock units that are granted under the Company's equity incentive plans. The Company excludes stock-based compensation expense from non-GAAP financial measures because it is a non-cash measurement that does not reflect the Company's ongoing business; the Company believes that the provision of non-GAAP information that excludes stock-based compensation improves the ability of investors to compare its period-over-period operating results, as there is significant variability and unpredictability across companies with respect to this expense.

Management liquidation pool: The management liquidation pool of $5.6 million was included as part of the total consideration to acquire Aristos Logic Corporation. Under the merger agreement, the Company paid $3.2 million upon closing the merger transaction. The remaining $2.4 million was paid within twelve months from the acquisition date, to certain employees of the acquired company, contingent upon their continued employment with the Company. The Company excluded expenses associated with the management liquidation pool as these payments were instituted as a component of the acquisition process and did not reflect the Company's ongoing business.

Amortization of acquisition-related intangible assets: Amortization of acquisition-related intangible assets primarily relate to core and existing technologies, customer relationships and backlog that were acquired from Aristos Logic Corporation. The Company excludes the amortization of acquisition-related intangible assets because it does not reflect the Company's ongoing business. In addition, in accordance with GAAP, the Company generally recognizes expenses for internally-developed intangible assets as they are incurred, notwithstanding the potential future benefit such assets may provide. Unlike internally-developed intangible assets, however, and also in accordance with GAAP, the Company generally capitalizes the cost of acquired intangible assets and recognizes that cost as an expense over the useful lives of the assets acquired (other than goodwill, which is not amortized, as required under GAAP). As a result of their GAAP treatment, there is an inherent lack of comparability between the financial performance of internally-developed intangible assets and acquired intangible assets. Accordingly, the Company believes it is useful to provide, as a supplement to its GAAP operating results, a non-GAAP financial measure that excludes the amortization of acquired intangible assets in order to enhance the period-over-period comparison of its operating results, as there is significant variability and unpredictability across companies with respect to this expense. The amortization of acquisition-related intangible assets for core and existing technologies and backlog are being reflected as cost of revenues, while the amortization of acquisition-related intangible assets for customer relationships is being reflected as part of operating expenses.

Restructuring charges (credits): Restructuring charges (credits) primarily relate to activities engaged in by the Company's management to implement extensive company-wide expense-control programs. Restructuring charges (credits) are excluded from non-GAAP financial measures because they are not considered to be part of core operating activities and the occurrence of such costs is infrequent. Although the Company has engaged in various restructuring activities over the past several years, each has been a discrete, individual event based on a unique set of business objectives. The Company does not engage in restructuring activities in the ordinary course of business. As such, the Company believes it is appropriate to exclude restructuring charges (credits) from its non-GAAP financial measures, as it enhances the ability of investors to compare the Company's period-over-period operating results.

Gain on extinguishment of debt: The gain on extinguishment of debt relates to repurchases of the Company's 3/4% convertible notes in the open market. The gain on extinguishment of debt is excluded from non-GAAP financial measures because the occurrence of such costs is infrequent, which would affect the ability of investors to compare the Company's period-over-period operating results, and because the Company does not believe that these activities are reflective of gains customarily incurred in the management of its cash resources.

Income taxes: Income taxes relates to incremental income taxes associated with certain non-GAAP items and tax provisions and refunds from certain discrete tax events.

Discontinued operations: Discontinued operations relates to the sale of the Snap Server NAS business. Certain items from discontinued operations are excluded from non-GAAP financial measures, which include the gain on disposal of discontinued operations, net of taxes, and certain expenses discussed above related to stock-based compensation and income taxes. The gain on disposal of discontinued operations is excluded from non-GAAP financial measures because the occurrence of such costs is infrequent, which would affect the ability of investors to compare the Company's period-over-period operating results, and because the Company does not believe that this activity is reflective of gains and losses customarily incurred in the management of its cash resources.

Adaptec, Inc.
Reconciliation of GAAP to Non-GAAP Results
(unaudited)

	Three-Month Period Ended			Nine-Month Period Ended	
	January 1, 2010	October 2, 2009	December 28, 2008	January 1, 2010	December 28, 2008
	(in thousands, except percentages)				
GAAP gross profit	$ 7,468	$ 8,163	$ 11,143	$ 25,734	$ 39,154
Stock-based compensation expense (1)	139	148	83	364	304
Amortization of acquisition-related intangible assets (2)	940	940	1,166	2,820	1,593
Non-GAAP gross profit	$ 8,547	$ 9,251	$ 12,392	$ 28,918	$ 41,051
GAAP gross margin	**44%**	**44%**	**40%**	**45%**	**43%**
Stock-based compensation expense (1)	1%	1%	0%	1%	0%
Amortization of acquisition-related intangible assets (2)	6%	5%	4%	5%	2%
Non-GAAP gross margin	**51%**	**50%**	**44%**	**51%**	**45%**
GAAP income (loss) from continuing operations, net of taxes	$ (7,494)	$ (4,091)	$ 90	$ (11,431)	$ 3,355
Stock-based compensation expense (1)	2,899	1,116	942	5,101	2,109
Management liquidation pool	--	51	1,002	128	1,334
Amortization of acquisition-related intangible assets (2)	1,265	1,265	1,491	3,795	2,026
Restructuring charges (credits)	962	(92)	930	1,019	4,169
Gain on extinguishment of debt	--	--	(360)	--	(1,643)
Income taxes	1,346	--	(3,985)	(933)	(2,399)
Non-GAAP income (loss) from continuing operations, net of taxes	$ (1,022)	$ (1,751)	$ 110	$ (2,321)	$ 8,951
GAAP net income (loss)	$ (7,282)	$ (3,773)	$ (1,306)	$ (10,461)	$ 7,019
Stock-based compensation expense (1)	2,899	1,116	942	5,101	2,109
Management liquidation pool	--	51	1,002	128	1,334
Amortization of acquisition-related intangible assets (2)	1,265	1,265	1,491	3,795	2,026
Restructuring charges (credits)	962	(92)	930	1,019	4,169
Gain on extinguishment of debt	--	--	(360)	--	(1,643)
Income taxes	1,346	--	(3,985)	(933)	(2,399)
Income (loss) from discontinued operations, net of taxes	(212)	(318)	1,189	(970)	(4,374)
Non-GAAP net income (loss)	$ (1,022)	$ (1,751)	$ (97)	$ (2,321)	$ 8,241
Shares used in computing income (loss) per share:					
Basic - GAAP and non-GAAP	**119,137**	**118,961**	**120,231**	**119,127**	**119,702**
Diluted - GAAP	**119,137**	**118,961**	**120,473**	**119,127**	**132,765**
Employee options and awards	--	--	--	--	--
3/4% convertible notes	--	--	--	--	(12,374)
Diluted - non-GAAP	**119,137**	**118,961**	**120,473**	**119,127**	**120,391**

(1) Stock-based compensation expense by caption was as follows:

	Three-Month Period Ended			Nine-Month Period Ended	
	January 1, 2010	October 2, 2009	December 28, 2008	January 1, 2010	December 28, 2008
			(in thousands)		
Cost of revenues	$ 139	$ 148	$ 83	$ 364	$ 304
Research and development	505	375	220	1,213	(46)
Selling, marketing and administrative	2,255	593	639	3,524	1,851
Total stock-based compensation expense	$ 2,899	$ 1,116	$ 942	$ 5,101	$ 2,109

(2) Amortization of acquisition-related intangible assets by caption was as follows:

	Three-Month Period Ended			Nine-Month Period Ended	
	January 1, 2010	October 2, 2009	December 28, 2008	January 1, 2010	December 28, 2008
			(in thousands)		
Cost of revenues	$ 940	$ 940	$ 1,166	$ 2,820	$ 1,593
Amortization of acquisition-related intangible assets	325	325	325	975	433
Total amortization of acquisition-related intangible assets	$ 1,265	$ 1,265	$ 1,491	$ 3,795	$ 2,026

Adaptec, Inc.
Condensed Consolidated Balance Sheet
(unaudited)

		As of	
	January 1, 2010	March 31, 2009	December 26, 2008
	(in thousands)		
Cash, cash equivalents and marketable securities	$ 380,389	$ 376,592	$ 371,213
Accounts receivable, net	7,226	11,735	16,613
Inventories	2,210	4,095	7,007
Goodwill and other intangible assets, net	17,440	19,748	37,960
Other assets	29,295	37,937	43,593
Total assets	**$ 436,560**	**$ 450,107**	**$ 476,386**
Current liabilites, excluding current portion			
of convertible notes	$ 20,295	$ 23,779	$ 30,424
Current portion of convertible notes	414	474	2,005
Other long-term obligations	11,285	14,974	15,101
Stockholders' equity	404,566	410,880	428,856
Total liabilities and stockholders' equity	**$ 436,560**	**$ 450,107**	**$ 476,386**